

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2020

Matthew Belcher
Chief Executive Officer
Caltier Fund I LP
6540 Lusk Blvd
C240
San Diego, CA 92121

> **Re: Caltier Fund I LP**
> **Post-Effective Amendment No. 1 to**
> **Form 1-A**
> **Filed August 25, 2020**
> **File No. 024-11077**

Dear Mr. Belcher:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Jamie Ostrow, Esq.